
January 14, 2021

Michael Shleifer
Chief Executive Officer
Biotech Acquisition Company
545 West 25th Street, 20th Floor
New York, NY 10001

> **Re: Biotech Acquisition Company**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 12, 2021**
> **File No. 333-251834**

Dear Mr. Shleifer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 18, 2020 letter.

Amendment No. 1 to Registration Statement on Form S-1

Exhibit 4.4, page 16

1. Section 9.8 of your warrant agreement appears to state that certain modifications or amendments, including any amendment to increase the Warrant Price or shorten the Exercise Period, shall require the vote or written consent of the registered holders of a majority of the then-outstanding public warrants. However, disclosure on page 50 of your prospectus states that the approval by the holders of at least 65% of the then-outstanding public warrants is required to make any change that adversely affects the interests of the registered holders of public warrants. The provision and your disclosure appear to be inconsistent. Please revise or advise.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Lawrence A. Rosenbloom, Esq.